AB 7/13

SECURITIES ... ION
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06008365

CM

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ANNUAL AUDITIED REPORT
FORM X-17A-5
PARTIII

BEST AVAILABLE COPY

SEC FILE NUMBER
8-36920

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/05 (MM/DD/YY) AND ENDING 3/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Girard Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9560 Waples Street, Suite B
(No. and Street)

San Diego, California 92121
(City) **(State)** **(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron Borio, Vice President/CFO — (858) 622-2140
(Area Code - Telephone No.)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) ***(City)*** ***(State)*** ***(Zip Code)***

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

7/12/06

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, Ron Borio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Girard Securities, Inc., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California, County of SAN DIEGO
Subscribed and sworn to (or affirmed) before me
on this 26 day of MAY, 20 06,
by RONALD WILLIAM BORIO
personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature:

Notary Public

Signature

Vice President/CFO

Title

BARBARA R. LINKER
COMM. #1491274
Notary Public - California
San Diego County
My Comm. Expires May 23, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GIRARD SECURITIES, INC.

Financial Statements
and
Independent Auditor's Report

Years Ended March 31, 2006 and 2005

GIRARD SECURITIES, INC.

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Girard Securities, Inc.

We have audited the accompanying statements of financial condition of Girard Securities, Inc. as of March 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Girard Securities, Inc. at March 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

May 23, 2006
San Diego, California

GIRARD SECURITIES, INC.

Statements of Financial Condition
March 31, 2006 and 2005

ASSETS

	2006	*2005*
Cash	$1,022,218	$ 761,437
Securities owned		
Marketable	181,503	21,456
Non-marketable	-	55,300
Collateral for secured demand note	375,000	375,000
Due from clearing organizations	510,427	907,914
Other receivables	539,442	247,817
Office equipment, less accumulated depreciation of $178,536 and $103,084	407,646	100,182
Prepaid expenses and other	180,055	90,110
	$3,216,291	$2,559,216

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	*2005*
Liabilities		
Accounts payable and other accrued expenses	$1,401,201	$1,149,017
Due to clearing organizations	120,658	55,759
Income taxes payable	-	27,300
Liabilities subordinated to claims of general creditors	375,000	375,000
Total liabilities	1,896,859	1,607,076
Stockholder's equity		
Common stock, no par value; 10,000 shares authorized; 100 shares issued and outstanding	8,000	8,000
Additional paid-in capital	548,785	548,785
Retained earnings	762,647	395,355
Total stockholder's equity	1,319,432	952,140
	$3,216,291	$2,559,216

See notes to financial statements.

GIRARD SECURITIES, INC.

Statements of Income
Years Ended March 31, 2006 and 2005

	2006	*2005*
Revenues		
Commissions income	$24,178,823	$16,197,218
Trading profits and floor brokerage	331,362	741,344
Investment income	794,795	680,285
Other	216,079	169,014
Total revenues	25,521,059	17,787,861
Expenses		
Commissions and clearing	21,225,072	14,500,581
General and administrative expenses	3,667,557	3,127,067
Interest expense	15,394	30,248
Total expenses	24,908,023	17,657,896
Income before income taxes	613,036	129,965
Income taxes	(245,744)	(40,326)
Net income	$ 367,292	$ 89,639

See notes to financial statements.

GIRARD SECURITIES, INC.

Statements of Changes in Stockholder's Equity
Years Ended March 31, 2006 and 2005

	Common Stock	*Additional Paid-in Capital*	*Retained Earnings*
Balance, April 1, 2004	$ 8,000	$548,785	$305,716
Net income	-	-	89,639
Balance, March 31, 2005	8,000	548,785	395,355
Net income	-	-	367,292
Balance, March 31, 2006	$ 8,000	$548,785	$762,647

Statements of Liabilities Subordinated to Claims of General Creditors
Years Ended March 31, 2006 and 2005

	2006	*2005*
Balance, beginning of year	$ 375,000	$ 375,000
Increases	375,000	375,000
Decreases	(375,000)	(375,000)
Balance, end of year	$ 375,000	$ 375,000

See notes to financial statements.

GIRARD SECURITIES, INC.

Statements of Cash Flows
Years Ended March 31, 2006 and 2005

	2006	*2005*
Cash flows from operating activities		
Net income	$ 367,292	$ 89,639
Adjustments to reconcile net income to net cash from operating activities		
Depreciation	85,113	43,821
Changes in operating assets and liabilities		
Due from/to clearing organizations	462,386	(180,497)
Income taxes	(27,300)	119,800
Other receivables	(291,625)	(86,884)
Prepaid expenses and other	(89,945)	(7,749)
Accounts payable and other accrued expenses	252,184	380,155
Net cash from operating activities	758,105	358,285
Cash flows from investing activities		
Capital expenditures	(392,577)	(75,172)
Securities owned	(104,747)	(14,095)
Net cash from investing activities	(497,324)	(89,267)
Cash flows from financing activities		
Repayment of secured demand note	(375,000)	(375,000)
Issuance of secured demand note	375,000	375,000
Net cash from financing activities	-	-
Net increase in cash	260,781	269,018
Cash, beginning of year	761,437	492,419
Cash, end of year	$1,022,218	$ 761,437
Supplemental disclosure of cash flow information:		
Income taxes paid	$ 273,044	$ 13,026
Interest paid	$ 15,394	$ 30,248

See notes to financial statements.

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Girard Securities, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, the National Futures Association, and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related revenue are recorded on a trade date basis.

Securities Owned. Marketable securities are stated at market value, based on quoted market prices. Non-marketable securities are stated at cost.

Collateral for Secured Demand Note. The collateral for the secured demand note consists of securities held by the Company's clearing organization. The collateral is carried in the accompanying financial statements at the lower of the face value of the secured demand note or the fair market value of the related securities less appropriate haircuts.

Office Equipment. Office equipment is stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (3-7 years).

Income Taxes. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

The Company maintains individually significant receivable balances with financial institutions. If the financial condition and operations of these institutions deteriorate substantially, the Company's operating results could be adversely affected. Management performs ongoing credit evaluations of these financial institutions. No allowance for doubtful accounts was considered necessary at March 31, 2006 and 2005.

Financial Instruments. The carrying values reflected in the statements of financial condition at March 31, 2006 and 2005 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate.

Reclassifications. Certain prior year financial statement classifications have been reclassified to conform with the current year's presentation.

2. SECURED DEMAND NOTE PAYABLE

At March 31, 2006, the Company has a secured demand note payable of $375,000 which bears interest at 3% per annum, matures on May 31, 2006, and is subordinated to the claims of general creditors. The note is collateralized by debt securities which had a fair market value of $521,849 at March 31, 2006.

3. INCOME TAXES

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

	2006	*2005*
"Expected" federal income tax (expense) benefit	$(208,432)	$ (44,188)
State income tax	(36,782)	(7,798)
Effect of surtax exemption and other	(530)	11,660
Income tax expense	$(245,744)	$ (40,326)

4. COMMITMENTS AND CONTINGENCIES

Litigation. The Company is a defendant in certain arbitration proceedings arising in the normal course of its business. The Company is vigorously defending itself in these proceedings. Although it is not possible to determine the final outcome of these matters, the Company believes that any liability will not have a material adverse effect on its operations or financial position.

Leases. The Company leases its primary facilities under a non-cancelable operating lease that expires in 2012. Under this lease, the Company pays taxes, insurance, and maintenance expenses. Future minimum lease commitments under the long-term non-cancelable operating lease are as follows:

Year ending March 31:	
2007	$120,330
2008	120,330
2009	120,330
2010	120,330
2011	120,330
Thereafter	210,577
	$812,227

5. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at March 31, 2006 was 1.68 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At March 31, 2006, the Company had net capital of $906,509 which was $656,509 in excess of the amount required by the SEC.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relies on Section K (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

7. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by clearing firms on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At March 31, 2006, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

*****

GIRARD SECURITIES, INC.

Supplemental Schedule
Computation of Net Capital
Pursuant to Rule 15c3-1

March 31, 2006

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholder's equity	$1,319,432	$1,319,432	$ -
Liabilities subordinated to claims of general creditors allowable in computation of net capital	375,000	375,000	-
Total capital and allowable subordinated liabilities	1,694,432	1,694,432	-
Less non-allowable assets			
Commissions receivable	25,000	25,000	-
Other receivables	13,976	13,976	-
Securities owned - non-marketable	-	160,320	160,320
Prepaid expenses and other	180,055	180,055	-
Office equipment	407,646	407,646	-
Net capital before haircuts on security positions	1,067,755	907,435	160,320
Less haircuts on security positions			
Securities owned	24,974	926	(24,048)
Undue concentration	8,032	-	(8,032)
Net capital	1,034,749	906,509	128,240
Minimum net capital required	250,000	250,000	-
Excess net capital	$ 784,749	$ 656,509	$128,240
Total aggregate indebtedness (excluding subordinated demand note)	$1,521,859	$1,521,859	
Ratio of aggregate indebtedness to net capital	1.47	1.68	

Note: *The differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA as of March 31, 2006 results from the reclassification of securities owned from non-marketable to marketable.*

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Girard Securities, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Girard Securities, Inc. ("the Company") for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Boros & Farrington APC

May 23, 2006
San Diego, California